MEMBERSHIP INTEREST
PURCHASE AND SALE AGREEMENT

This Membership Interest Purchase and Sale Agreement (this "**Agreement**") is entered into by and between BTG Holdings, LLC, a New York limited liability company ("**Seller**") and Akretive LLC, a Nevada limited liability company ("**Purchaser**"), as of this 22nd day of April 2025 (the "**Effective Date**"). Each of Seller and Purchaser may be referred to hereinafter as a "**Party**" or, collectively, as the "**Parties**".

WHEREAS, Seller is the holder of 100% of the limited liability company membership interest of Akretive Holdings LLC, a New York limited liability company, (the "**Investor**" and such membership interests, the "**Purchased Membership Interest**");

WHEREAS, the Investor is the holder of 90,255,084 shares of common stock, par value $0.001 per share (the "**Investor Shares**") Twinlab Consolidated Holdings, Inc., a Nevada corporation (the "**Company**");

WHEREAS, the Company and its subsidiaries and certain other Affiliates (collectively, the "**Borrowers**") and the Investor are parties to those loan agreements, promissory notes, security agreements, and other related agreements and instruments set forth Exhibit A hereto (collectively with any other agreements, notes or instruments to which Investor is a party with any or all of the Borrowers, as all of the foregoing may have been amended, modified and/or restated at any time, the "**Investor Loan Documents**") which evidence the loans made by the Investor pursuant thereto (the "**Investor Loans**") and the grant of security and rights in and to collateral securing the same (the "**Investor Collateral**" and together with the Collateral and the Investor Loan Documents, the "**Investor Loan Interest**");

WHEREAS, the Company has publicly reported that as of June 30, 2024, the Borrowers had outstanding $39,536,000 in indebtedness to the Investor pursuant to the Investor Loans.

WHEREAS, the Investor and Great Harbor Capital, LLC, a Delaware limited liability company ("**Great Harbor**"), Little Harbor, LLC, a Delaware limited liability company ("**Little Harbor**"), 463IP and/or the David L. Van Andel Trust U/A dated November 30, 1993 (collectively, the "**Van Andel Parties**") are parties to subordination agreements, intercreditor agreements, a voting agreement and other related agreements and instruments set forth in Exhibit B hereto (together with any other agreements, notes or instruments to which Seller or any of its Affiliates are parties with any or all of the Van Andel Parties, as all of the foregoing may have been amended, modified and/or restated at any time, the "**Investor-Van Andel Agreements**");

WHEREAS, the Borrowers and Midcap Funding X Trust, a Delaware statutory trust, as successor-by-assignment from MidCap Financial Trust, as Agent (the "**Agent**") for certain financial institutions (the "**Senior Lenders**"), are parties to a Credit and Security Agreement dated as of January 22, 2015, as amended, which evidenced indebtedness advanced by the Senior Lenders (the "**MidCap Loan**") and the Agent and the Investor are parties to a Subordination Agreement, dated as of February 6, 2018, acknowledged by Borrowers (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the "**Investor-MidCap Subordination Agreement**") pursuant to which the Investor Loan Interest is subordinated to the MidCap Loan and collateral securing the same on the terms and conditions set forth therein;

WHEREAS, the Borrowers and Macatawa Bank entered into a Term Loan Note and Agreement, dated December 4, 2018, pursuant to which Macatawa Bank loaned the Borrowers $15,000,000 (the "**Macatawa Loan**"), which the Investor guaranteed 50% of the Macatawa Loan pursuant to a Limited Guaranty dated December 4, 2018 (the "**Investor Limited Guaranty**") and the Investor delivered to Macatawa Bank $7,500,000 to satisfy its obligations with respect to the Investor Limited Guaranty, and the Company has represented to Seller that the Macatawa Loan has been repaid in full;

WHEREAS, the Borrowers have been in default of the Investor Loans for an extended period of time and in August of 2020, the Investor provided to the Borrowers a deferment letter pursuant to which the Investor agreed to defer all payments due under outstanding the Investor Loan Documents through October 22, 2021 and agreed to refrain from declaring a default and/or exercising any remedies under the outstanding notes, and no amendments to extend the maturity date and related payment deferrals of the aforementioned notes have been executed and these notes are currently in default, provided, however, to date the Investor has taken no action to declare a default or exercise any rights of collection;

WHEREAS, the Company previously reported that the Company anticipates extending the maturity dates and related payment deferrals with the Investor, but that it cannot guarantee that such extensions and payment deferrals will be successfully obtained;

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Purchased Membership Interests on the terms and conditions set forth herein; and

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained, and certain other good and valuable consideration, the Parties agree as follows:

1.   Recitals. The foregoing recitals are a material, substantive, and integral part of this Agreement and are enforceable as if hereinafter restated.

2.   Purchase and Sale. Subject to the terms and conditions set forth herein, at the Closing (a) Seller shall sell, convey, transfer, and deliver to Purchaser and Purchaser shall purchase and accept from Seller all of Seller's right, title and interest in and to the Purchased Membership Interest on an as is, where is basis without any representations or warranties of any kind; and (b) Purchaser shall assume all of Seller's obligations and liabilities arising under or with respect to the Purchased Membership Interests (collectively the "**Assumed Liabilities**"). PURCHASER ACKNOWLEDGES THAT SELLER IS SELLING, AND PURCHASER IS PURCHASING, THE PURCHASED MEMBERSHIP INTERESTSAND ASSUMING THE ASSUMED LIABILITIES ON AN "AS IS", "WHERE IS" BASIS, "WITH ALL FAULTS" AND WITHOUT REPRESENTATIONS, EXPRESS OR IMPLIED, OF ANY TYPE, KIND, CHARACTER, OR NATURE, AND WITHOUT WARRANTIES, EXPRESS OR IMPLIED, OF ANY TYPE, KIND, CHARACTER OR NATURE, AND WITHOUT RECOURSE, EXPRESS OR IMPLIED, OF ANY KIND, TYPE, CHARACTER OR NATURE.

3.   Purchase Price. At the Closing, Purchaser shall pay or have paid as the purchase price to the Investor as the sole monetary consideration for the Purchased Membership Interest a total of Ten Dollars ($10.00) (the "**Purchase Price**").

4.   Closing.

(a)   Subject to the terms and conditions contained in this Agreement, the purchase and sale of the Purchased Membership Interests and the assumption of the Assumed

Liabilities contemplated hereby shall take place at a closing (the "**Closing**") to be held on the second (2nd) business day after the conditions set forth in Section 7(a) below have been satisfied or waived by Seller and the conditions set forth in Section 7(b) below have been satisfied or waived by Purchaser (the "**Closing Date**") remotely by exchange of documents and signatures (or their electronic counterparts), or at such other place or on such other date as Purchaser and Seller may mutually agree upon in writing. Each Party may rely on each document sent electronically as an original. Each Party agrees to provide signed originals of such documents to the other Parties hereto immediately following the Closing.

        (b)   At the Closing Seller shall deliver the following documents to Purchaser:

            (i)   An Assignment of Membership Interests in the form of Exhibit C attached hereto (the "**Assignment**") pursuant to which the Seller transfers, assigns and conveys the Purchased Membership Interest to the Purchaser, which shall be duly executed by the Investor.

            (ii)   A certificate of Seller signed by an authorized person on behalf of Seller certifying that attached thereto are true and complete copies of (A) Seller's limited liability company agreement; (B), the Investor's limited liability company agreement and (C) all resolutions adopted by the sole member of Seller authorizing the execution, delivery and performance of this Agreement and the Assignment and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby.

        (c)   At the Closing, Purchaser shall deliver the following to the Seller:

            (i)   The Purchase Price by such means as agreed to by the Parties.

            (ii)   The Assignment, duly signed by Purchaser;

            (iii)   A certificate of Purchaser signed by an officer of Purchaser certifying that attached thereto are true and complete copies of (A) Purchaser's limited liability company agreement; and (B) all resolutions adopted by the members of Purchaser authorizing the execution, delivery and performance of this Agreement and the Assignment and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with such transactions.

    5.   No Seller Representations or Warranties.

        (a)   Neither Seller nor any other person on behalf of Seller makes any representation or warranty, express or implied, with respect to any matters in connection with this Agreement and the transactions contemplated hereby and the other transaction documents, and Seller disclaims any such representations or warranties, whether made by Seller, any Affiliate of Seller or any of its Representatives, and if made, such representations or warranties may not be relied upon by Purchaser or any of its Affiliates or Representatives as having been authorized by Seller.

(b)   Without limiting the foregoing, Seller hereby expressly makes no representation or warranty in connection with, and disclaims all liability and responsibility with respect to (i) the Company SEC Documents (as defined below), (ii) the Company's financial statements, solvency, financial condition, financial performance, future prospects or plans or any other aspect of the Company, including its ability to repay the debt evidenced by the Investor Loan Interest, (iii) the Investor Shares, (iii) the Investor Loan Interest, including, but not limited to any statements, warranties or representations made in or in connection with the Investor Loan Documents by the Borrowers, the enforceability of the obligations of the Borrowers under, and terms and conditions of the Investor Loan Documents, or the sufficiency or value of the Investor Collateral; (iv) the performance or observance by the Borrowers of any of their respective obligations under any Investor Loan Document; and (v) whether Exhibit A or Exhibit B list all of the Investor Loan Documents and Van Andel-Investor Agreements and all amendments, modifications or restatements of the listed agreements, notes and instruments.

6.   Purchaser Representations and Warranties. Purchaser hereby represents and warrants to Seller as of the date hereof and as of the Closing as follows:

(a)   Purchaser has full legal power and authority to execute, deliver, and perform its obligations under this Agreement and the Assignment and this Agreement constitutes, and when executed and delivered by Purchaser, the Assignment will constitute, a legal, valid, and binding obligation of Purchaser enforceable against it in accordance with its terms.

(b)   Purchaser (i) is a sophisticated person with respect to the purchase of the Purchased Membership Interests and the assumption of the Assumed Liabilities; (ii) has adequate information concerning the business and financial condition of the Investor, the Company and the other Borrowers to make an informed decision regarding the purchase of the Purchased Membership Interests and the assumption of the Assumed Liabilities; and (iii) has independently and without reliance upon Seller, and based on such information as Purchaser has deemed appropriate, including discussions and due diligence with the Borrowers and the Van Andel Parties made its own analysis and decision to enter into this Agreement and to consummate the transactions contemplated hereby (including, but not limited to, with respect to its own investment and credit analysis) and has not relied on any representations or warranties made by or behalf of Seller. Purchaser acknowledges that Seller has not given Purchaser any investment advice, credit information or opinion on whether the purchase of the Purchased Membership Interests and the assumption of the Assumed Liabilities is prudent.

(c)   Purchaser acknowledges that (i) Seller currently may have, and later may come into possession of, information with respect to the Investor, the Purchased Membership Interests, the Company, the Investor Shares, the Investor Loan Interest and the Assumed Liabilities, the Borrowers or any of their respective Affiliates that is not known to Purchaser and that may be material to a decision to purchase the Purchased Membership interests and the assumption of the Assumed Liabilities ("**Excluded Information**"); (ii) Purchaser has determined to purchase the Purchased Membership Interests and assume the Assumed Liabilities notwithstanding its lack of knowledge of Excluded Information; and (iii) Seller shall have no liability to Purchaser, and Purchaser waives any claims that it might have against the Seller and its Affiliates whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Excluded Information in connection with the transactions contemplated hereby.

(d)   Purchaser is both (i) an "accredited investor" as defined in Rule 501(a) and a "sophisticated person" as defined in Rule 506(b)(2)(ii) pursuant to Regulation D under the Securities Act of 1933, as amended (the "**Securities Act**"), with such knowledge and experience in financial and business matters that Purchaser is capable of evaluating the merits and risks of the transactions contemplated under this Agreement.

(e)   Purchaser understands and acknowledges that, in reliance upon the representations and warranties made by Purchaser herein and the bona fide nature of Purchaser's investment intent, the offer and sale of the Purchased Membership Interests are not being registered with the Securities and Exchange Commission ("**SEC**") under the Securities Act.

(f)   Purchaser is fully aware of: (i) the speculative nature of the Purchased Membership Interests and the Investor Shares; (ii) the extended and continuing defaults by the Borrowers under the Investor Loan Documents and the Company's lack of financial resources to repay the Investor Loans; (iii) the lack of liquidity of the Purchased Membership Interests and the Investor Shares and the restrictions on transferability of the Purchased Membership Interests and the Investor Shares; (iv) the tax consequences of acquiring the Purchased Membership Interest and assuming the Assumed Liabilities; and (v) all of the risk factors set forth in the registration statements, reports and documents relating to Company filed with the (the "**Company SEC Documents**").

(g)   Purchaser understands that the Purchased Membership Interests and the Investor Shares are "restricted securities" under applicable U.S. federal and state laws and that, pursuant to these laws, Purchaser must hold the Purchased Membership Interests and the Investor must hold the Investor Shares indefinitely unless they are registered with the SEC and qualified by state authorities or an exemption from such registration and qualification requirements is available. Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including the time and manner of sale, the holding period for the Purchased Membership Interests relating to the Investor and the Investor Shares relating to the Company which are outside of Purchaser's control, and which neither the Investor nor the Company (except as provided in the Registration Rights Agreement, dated as of October 5, 2015 between Twinlab Consolidated Holdings, Inc., a Nevada corporation and the Investor) is under any obligation to do and may not be able to satisfy.

(h)   No broker, finder, or investment banker is entitled to any brokerage, finder's, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchaser.

(i)   Purchaser acknowledges that notwithstanding anything herein or elsewhere to the contrary, neither Seller nor anyone on Seller's behalf makes any representation or warranty of any kind with respect to any matter in connection with this Agreement and the transactions contemplated hereby. Without limiting the foregoing, Purchaser further acknowledges that Seller makes no representation and shall have no responsibility with respect to those matters specified in Section 5(b) above.

7.   Closing Conditions.

(a)   The obligation of Seller to sell, transfer and assign the Investor Shares to Purchaser hereunder is subject to the satisfaction of the following conditions as of the Closing:

(i) Purchaser's representations and warranties in <u>Section 6</u> hereof shall be true and correct on and as of the Closing Date with the same effect as though made at and as of such date.

(ii) Purchaser shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(iii) Seller shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Purchaser, that each of the conditions set forth in <u>Section 7(a)(i)</u> and <u>(ii)</u> have been satisfied.

(iv) Seller shall have received a Consent, Release, Termination, and Indemnification Agreement from the Company and the other Borrowers in the form of <u>Exhibit D</u> attached hereto (the "**Company Consent and Release**") duly executed by an authorized officer of the Company and each of the other Borrowers and the Company Consent and Release shall be in full force and effect.

(v) Seller shall have received a Consent and Release Agreement from the Van Andel Parties in the form of <u>Exhibit E</u> attached hereto (the "**Van Andel Consent and Release**") duly executed by authorized officer or person of each Van Andel Party and the Van Andel Consent and Release shall be in full force and effect.

(vi) Purchaser shall have received from Macatawa Bank a termination and release of the Investor Limited Guaranty which is satisfactory to Seller.

(vii) Purchaser shall have obtained and provided to Seller any and all other consents, permits, approvals, registrations and waivers necessary or appropriate for consummation of the transactions contemplated herein.

(viii) At the time of the Closing, there shall not be in effect any judgment, order, injunction or decree of any court of competent jurisdiction against Seller, Investor or any of their Affiliates, the effect of which is to prohibit or restrain the consummation of the transactions contemplated by this Agreement, and no claim, action, suit, investigation or other proceeding shall be threatened or pending before any court or administrative agency or by any governmental agency or other person, challenging or otherwise relating to the transactions provided for herein.

(b) The obligation of Purchaser to purchase the Purchased Membership Interests and assume the Assumed Liabilities from Seller is subject to the satisfaction of the following conditions as of the Closing:

(i) Seller shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(ii)   Purchaser shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Seller, that the condition set forth in Section 7(b)(i) has been satisfied.

(iii)   At the time of the Closing, there shall not be in effect any judgment, order, injunction or decree of any court of competent jurisdiction against Purchaser or any of its Affiliates, the effect of which is to prohibit or restrain the consummation of the transactions contemplated by this Agreement, and no claim, action, suit, investigation or other proceeding shall be threatened or pending before any court or administrative agency or by any governmental agency or other person, challenging or otherwise relating to the transactions provided for herein.

8.   Purchaser Indemnification. From and after the Closing, Purchaser shall indemnify, defend and hold harmless Seller and each of its Affiliates, principals, managers, officers, members, agents, representatives, employees, insurance carriers, predecessors, successors and assigns (collectively, the "**Seller Indemnified Parties**"), from and against all actions, suite, claims, losses, damages, judgments, awards, settlements, costs and expenses asserted against, resulting to, imposed upon or incurred by Seller Indemnified Parties, directly or indirectly, by reason of, relating to, arising out of or resulting from the transactions contemplated hereby, including the Assignment, the Assumed Liabilities and any post-Closing transaction or other matter related to or involving the Investor Shares, the Investor Loan Interest or the Assumed Liabilities.

9.   Further Instruments. Each Party agrees to execute and deliver, at Purchaser's sole cost and expense, such other and further instruments, and to do such other and further acts, as may be necessary or desirable to give effect to the transactions contemplated in this Agreement and carry out the intent and purpose of this Agreement, including, but not limited to, all necessary stock powers, medallion signature guarantees, and representation letters relating to the Purchased Membership Interest.

10.   Termination. At any time prior to Closing, either Seller or Purchaser may terminate this Agreement at any time upon notice to Purchaser or Seller, respectively. To be effective, a termination notice delivered pursuant to this Section 10 must be in writing, signed and delivered to Purchaser or Seller, as applicable, in manner provided in Section 13(b) below. Upon delivery of the termination notice by Seller or Purchaser, as applicable, this Agreement shall have no further force or effect and neither Party shall have any further liability or obligations hereunder.

11.   Release of Seller Releasees. Effective as of the Closing, Purchaser on behalf of itself and its respective present and former parents, subsidiaries (including as of an after the Closing, the Investor), affiliates, trustees, beneficiaries, officers, directors, shareholders, managers, members, successors, and assigns (collectively, the "**Purchaser Releasors**") hereby release, waive, and forever discharge Seller and its present and former, direct and indirect, parents, subsidiaries, affiliates, employees, officers, directors, shareholders, managers, members, agents, representatives, successors, and assigns (the "**Seller Releasees**") from any and all causes of action, claims, demands and remedies of whatsoever kind or nature that Purchaser Releasors now have, or may in the future have, against any of the Seller Releasees in any manner,

including, but not limited to on account of, arising out of or related to the Purchased Membership Interests, the Investor Shares, the Investor Loan Interest or the purchase and sale thereof or the Assumed Liabilities or the assumption thereof pursuant to this Agreement and the Assignment. Without limiting the foregoing, Purchaser expressly agrees on behalf of itself and each of the Purchaser Releasors shall not have any liability for any failure by Purchaser to realize any value from the Purchased Membership Interests, the Investor Shares or the Investor Loan Interest or of the Company to repay the Investor Loans, in whole or in part or the Investor Collateral being insufficient to repay the Investor Loans, in whole or in part.

12. <u>Certain Definitions</u>. For purposes of this Agreement, the terms: (a) "**Affiliate**" means a person who, acting individually or as part of a group, directly or indirectly, controls, is controlled by, or is under common control with another person; (b) "**control**" means the power or authority, directly or indirectly, to direct or cause the direction of the affairs or management of a person; and (c) "**person**" means an individual, corporation, partnership, limited partnership, limited liability company, joint venture, estate, association, trust, unincorporated organization, or other entity of any kind.

13. <u>Miscellaneous</u>.

(a) <u>Independent Counsel and Advisors</u>. Each Party hereby acknowledges that it has had sufficient time and opportunity in which to consider the terms of this Agreement and the Assignment, to consult with an attorney and tax and financial advisors of his own choosing concerning the terms hereof (including, without limitation, the releases provided herein) and any tax consequences of the transactions contemplated hereby. Each Party further acknowledges that it has reviewed and understands the terms of this Agreement, that it represents the product of arms' length bargaining between the Parties, that it signs it voluntarily and without coercion, and that the releases made herein are knowing, conscious and with full appreciation that it is forever foreclosed from pursuing any of the rights or claims so released.

(b) <u>Notices</u>. Any notice, request, demand, waiver, consent, approval or other communication which is required or permitted hereunder shall be in writing and shall be deemed given (i) on the date established by the sender as having been delivered personally, (ii) on the date delivered by a private courier (e.g., FedEx, UPS)as established by the sender by evidence obtained from such courier, (iii) on the fifth day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid; or (iv) when sent by email and upon the receipt by the sending party of written confirmation by the receiving party. Such communications, to be valid, must be addressed as follows:

If to Seller to:

BTG Holdings, LLC
7632 County Road 42
Victor, New York 14564
Attention: Matthew Ray, Authorized Person
Email: mray@fisherasset.com

With a required copy to:

Woods Oviatt Gilman LLP
1900 Bausch & Lomb
Rochester, New York

Attention: Gordon E. Forth, Esq.
Email: gforth@woodsoviatt.com

If to Purchaser to:

Akretive LLC
P.O. Box 1447
Franklin, Tennessee 37065
Attention: Patrick E. Ogle, Esq.
Email: patrick@akretive.com

or to such other address or to the attention of such person or persons as the recipient party has specified by prior written notice to the sending party (or in the case of counsel, to such other readily ascertainable business address as such counsel may hereafter maintain). If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

(c)   Amendments and Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and is signed by the Seller and the Purchaser. No failure or delay by any Party in exercising any right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. To the maximum extent permitted by law, (i) no waiver that may be given by a Party shall be applicable except in the specific instance for which it was given and (ii) no notice to or demand on one Party shall be deemed to be a waiver of any obligation of such Party or the right of the Party giving such notice or demand to take further action without notice or demand.

(d)   Expenses.

(i)   Concurrent with the Closing or the termination of this Agreement, Purchaser shall reimburse Seller for up to $25,000 for the documented and invoiced costs and expenses incurred by Seller in connection with the preparation, negotiation and execution of this Agreement and the other transaction documents contemplated hereby and thereby and the Closing of such transactions. The Purchaser shall pay such legal fees at the Closing by wire transfer of immediately available funds to Seller's legal counsel. Otherwise, each Party shall bear its own costs and expenses in connection with the preparation, negotiation and execution of this Agreement and the other transactions contemplated hereby and thereby and the closing of such transactions, whether or not the transaction is consummated.

(ii)   Notwithstanding the foregoing, if any legal action (whether based on contract, tort or otherwise) is brought for the enforcement of this Agreement or any of the other transaction documents, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement or the other transactions documents or the transactions contemplated hereby or thereby, the successful or prevailing Party shall be entitled to recover reasonable attorneys' fees and other reasonable costs incurred in connection therewith, in addition to any other relief to which it may be entitled.

(e)   Successors and Assigns. This Agreement may not be assigned by any Party without the prior written consent of the other Party. Subject to the foregoing, all of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors and assigns.

(f)   Governing Law. This Agreement and the Assignment shall be governed by and interpreted and enforced in accordance with the Laws of the State of New York, without giving effect to any choice of law or conflict of laws rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

(g)   Consent to Jurisdiction; Jury Trial Waiver. Each Party irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Monroe County, New York for the purposes of any legal action (whether based on contract, tort or otherwise) directly or indirectly arising out of or in connection with this Agreement or any of the other transaction documents contemplated hereby. Each Party agrees (a) to commence any such legal action in such courts and (b) that service of any process, summons, notice or document by U.S. registered mail to such Party's respective address set forth above shall be effective service of process with respect to any matters to which it has submitted to jurisdiction in this Section 13(g). Each Party irrevocably and unconditionally waives (i) any objection to the laying of venue of any such legal action in such courts, or that any such legal action brought in any such court has been brought in an inconvenient forum and (ii) all right to trial by jury in any such legal action.

(h)   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signature to this Agreement executed and/or transmitted electronically (including pdf, facsimile or electronically imaged signatures provided by DocuSign or any other digital signature provider) shall have the same authority, effect, and enforceability as an original signature.

(i)   Entire Agreement. This Agreement and the other transaction documents specifically referred to herein or delivered pursuant hereto set forth the entire understanding of the Parties hereto with respect to the subject matter hereof and thereof (including the purchase and sale of the Purchased Membership Interest). All previous agreements and understandings between or among the Parties regarding the subject matter hereof, whether written or oral, are superseded by this Agreement.

(j)   Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. Any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party by virtue of the authorship of this Agreement shall not apply to the construction and interpretation hereof.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the Effective Date of April 22, 2025.

PURCHASER: **SELLER:**

AKRETIVE LLC   BTG HOLDINGS, LLC

By: /s/ Patrick E. Ogle   By: /s/ Matthew Ray
      Patrick E. Ogle, Manager   Matthew Ray, Authorized Person

EXHIBIT A

INVESTOR LOAN DOCUMENTS[1]

1. Note and Warrant Purchase Agreement, dated as of November 13, 2014, by and between Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

2. Initial Note, dated as of November 13, 2014, made by Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc. and Twinlab Corporation payable to and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

3. Security Agreement, dated as of November 13, 2014, made by Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., and Twinlab Corporation in favor of and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

4. UCC Financing Statement on Form UCC1 filed with the Secretary of State of the State of Nevada on November 14, 2014, naming Twinlab Consolidated Holdings, Inc. as debtor and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P. as secured party.

5. UCC Financing Statement on Form UCC1 filed with the Secretary of State of the State of Delaware on November 14, 2014, naming Twinlab Corporation as debtor and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P. as secured party.

6. UCC Financing Statement on Form UCC1 filed with the Secretary of State of the State of Delaware on November 14, 2014, naming Twinlab Consolidation Corporation as debtor and Golisano Holdings LLC as successor by assignment to Penta Mezzanine SBIC Fund I, L.P. as secured party.

7. UCC Financing Statement on Form UCC1 filed with the Secretary of State of the State of Michigan on November 14, 2014, naming Twinlab Holdings, Inc. as debtor and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P. as secured party.

8. UCC Financing Statement on Form UCC1 filed with the Secretary of State of the State of Michigan on November 14, 2014, naming ISI Brands, Inc. as debtor and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P. as secured party.

9. First Amendment to Note and Warrant Purchase Agreement, Consent and Joinder, dated as of January 22, 2015, by and between Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation,

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[1] Please note that all references below to Golisano Holdings LLC is to Akretive Holdings, LLC following the name change filed with the Delaware Secretary of State pursuant to a Certificate of Amendment to the Certificate of Formation for Golisano Holdings LLC on April 21, 2025

NutraScience Labs, Inc. (f/k/a TCC CM Subco I, Inc.), NutraScience Labs IP Corporation (f/k/a TCC CM Subco II, Inc.) and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

10. Amended and Restated Note, dated as of January 22, 2015, by Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc. (f/k/a TCC CM Subco I, Inc.), NutraScience Labs IP Corporation (f/k/a TCC CM Subco II, Inc.) in favor of and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

11. Pledge Agreement, dated as of January 22, 2015, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

12. Pledge Agreement, dated as of January 22, 2015, by and between Twinlab Consolidation Corporation and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

13. Pledge Agreement, dated as of January 22, 2015, by and between Twinlab Holdings, Inc. and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

14. Trademark Security Agreement dated as of January 22, 2015, by ISI Brands Inc. in favor of Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

15. Trademark Security Agreement dated as of January 22, 2015, by Twinlab Corporation in favor of Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

16. Patent Security Agreement dated as of January 22, 2015, by Twinlabs Holding, Inc. in favor of Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

17. Subordination Agreement dated January 22, 2015, between JL-Mezz Utah, LLC (f/k/a JL-BBNC Utah Mezz LLC) and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

18. Second Amendment to Note and Warrant Purchase Agreement and Consent, dated as of February 4, 2015, among Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc. (f/k/a TCC CM Subco I, Inc.), NutraScience Labs IP Corporation (f/k/a TCC CM Subco II, Inc.) and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

19. Standstill Agreement dated as of February 4, 2015, among Nutricap LLC, Twinlab Corporation, NutraScience Labs, Inc. (f/k/a TCC CM Subco I, Inc.) and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

20. Deferred Draw Note, dated as of February 6, 2015, made by Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc. and Twinlab Corporation payable to Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

21. Subordination Agreement, dated as of April 5, 2016, among JL-Utah Sub, LLC, as subordinated lender, Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-Body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, L.L.C., Innovita Specialty Distribution, LLC, and Joie Essance, LLC, collectively as borrower, and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P., as senior lender.

22. Third Amendment to Note and Warrant Purchase Agreement and Consent, dated as of April 30, 2015, among Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

23. Subordination Agreement, dated as of April 30, 2016, among JL Properties, Inc. and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

24. Agreement Regarding Equipment and Leases dated to be effective as of June 30, 2015, among Twinlab Corporation, Essex Capital Corporation and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

25. Fourth Amendment to Note and Warrant Purchase Agreement, Limited Consent and Limited Waiver, dated as of June 30, 2015, among Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

26. Amendment No. 1 to Standstill Agreement made as June 30, 2015, among Nutricap Labs LLC, NutraScience Labs, Inc., Twinlab Corporation and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

27. Fifth Amendment to Note and Warrant Purchase Agreement and Limited Consent, dated as of September 9, 2015, among Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation and Penta Mezzanine SBIC Fund I, L.P.

28. Subordination Agreement dated as of September 30, 2015, among David L. Van Andel Trust, Under Trust Agreement dated November 30, 1993, Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

29. Limited Waiver to Note Warrant and Purchase Agreement dated as of October 2, 2015, among Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

30. Sixth Amendment to Note and Warrant Purchase Agreement, dated as of October 5, 2015, among Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab

Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

31. Joinder Agreement dated as of October 30, 2015, among Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-Body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, L.L.C., Innovita Specialty Distribution, LLC, and Joie Essance, LLC and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

32. First Supplement to Trademark Security Agreement made as of October 30, 2015, by ISI Brands Inc. and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

33. Pledge Agreement made as of October 30, 2015, by Twinlab Consolidated Corporation and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

34. Pledge Agreement made as of October 30, 2015, by Organic Holdings LLC and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

35. Patent Security Agreement made as of October 30, 2015, by Innovitamin Organics, LLC and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

36. Trademark Security Agreement made as of October 30, 2015, by Cocoawell, LLC in favor of Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

37. Trademark Security Agreement made as of October 30, 2015, by Fembody, LLC in favor of and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

38. Trademark Security Agreement made as of October 30, 2015, by Innovitamin Organics, LLC and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

39. Trademark Security Agreement made as of October 30, 2015, by Re-Body, LLC and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

40. Trademark Security Agreement made as of October 30, 2015, by Reserve Life Organics, LLC and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

41. Seventh Amendment to Note and Warrant Purchase Agreement, dated as of January 28, 2016, among Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-Body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, L.L.C., Innovita Specialty Distribution, LLC, and Joie Essance, LLC and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

42. Subordination Agreement (Golisano Holdings), dated as of January 28, 2016, among Golisano Holdings, Inc., Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-Body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, L.L.C., Innovita Specialty Distribution, LLC, and Joie Essance, LLC and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

43. Subordination Agreement (Great Harbor), dated as of January 28, 2016, among Great Harbor Capital, LLC, Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-Body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, L.L.C., Innovita Specialty Distribution, LLC, and Joie Essance, LLC and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

44. Eighth Amendment to Note and Warrant Purchase Agreement, dated as of April 5, 2016, among Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-Body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, L.L.C., Innovita Specialty Distribution, LLC, and Joie Essance, LLC and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

45. Ninth Amendment to Note and Warrant Purchase Agreement, dated as of August 11, 2016, but effective as of July 29, 2016, among Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-Body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, L.L.C., Innovita Specialty Distribution, LLC, and Joie Essance, LLC and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

46. Tenth Amendment to Note and Warrant Purchase Agreement and Limited Consent, dated as of December 2, 2016, among Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-Body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, L.L.C., Innovita Specialty Distribution, LLC, and Joie Essance, LLC and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

47. Unsecured Promissory Note, dated January 28, 2016, issued by Twinlab Consolidated Holdings, Inc. in favor of Golisano Holdings LLC.

48. Unsecured Promissory Note, dated March 21, 2016, issued by Twinlab Consolidated Holdings in favor of Golisano Holdings LLC.

49. Seventh Amendment to Note and Warrant Purchase Agreement, dated as of April 5, 2016, by and between Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-Body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, L.L.C., Innovita Specialty Distribution, LLC, and Joie Essance, LLC and Golisano Holdings LLC, as successor by assignment to JL-Mezz Utah LLC (f/k/a JL-BBNC Mezz Utah, LLC).

50. Amendment No. 2 to Unsecured Promissory Note, dated as of April 5, 2016, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LLC.

51. Amendment No. 1 to Unsecured Promissory Note, dated as of April 5, 2016, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LLC.

52. Unsecured Delayed Draw Promissory Note, dated July 21, 2016, issued by Twinlab Consolidated Holdings, Inc. in favor of Golisano Holdings LLC.

53. Amendment No. 3 to Unsecured Promissory Note, dated as of July 21, 2016, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LLC.

54. Amendment No. 2 to Unsecured Promissory Note, dated as of July 21, 2016, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LL.

55. Amendment No. 4 to Unsecured Promissory Note, dated as of December 30, 2016, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LLC.

56. Amendment No. 3 to Unsecured Promissory Note, dated as of December 30, 2016, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LLC.

57. Amendment No. 1 to Unsecured Delayed Draw Promissory Note, dated as of December 30, 2016, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LLC.

58. Assignment of Loan Documents dated March 8, 2017 executed by Penta Mezzanine SBIC Fund I, L.P. in favor of Golisano Holdings, LLC.

59. Assignment of Loan Documents dated March 8, 2017 executed by Penta Mezzanine SBIC Fund I, L.P. in favor of Golisano Holdings LLC.

60. Allonge to Amended and Restated Note by dated March 8, 2017 execute by Mezzanine SBIC Fund I, L.P. in favor of Golisano Holdings LLC ($8MM).

61. Allonge to Deferred Draw Note dated March 8, 2017 executed by Penta Mezzanine SBIC Fund I, L.P. in favor of Golisano Holdings LLC ($2MM).

62. Bill of Sale, Assignment and Assumption of Loan Documents dated March 8, 2017 executed by JL in favor of Golisano Holdings, LLC.

63. Allonge to Note by JL-Mezz Utah LLC (f/k/a JL-BBNC Mezz Utah, LLC) in favor of Golisano Holdings, LLC ($5MM).

64. Unsecured Promissory Note, dated as of March 14, 2017, issued by Twinlab Consolidated Holdings, Inc. in favor of Golisano Holdings LLC.

65. Twelfth Amendment to Note and Warrant Purchase Agreement, dated as of July 27, 2018, by and between Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation,

Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-Body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, L.L.C., Innovita Specialty Distribution, LLC, Joie Essance, LLC and Golisano Holdings LLC, as successor by assignment to JL-Mezz Utah LLC (f/k/a JL-BBNC Mezz Utah, LLC).

66. Thirteenth Amendment to Note and Warrant Purchase Agreement, dated as of November 5, 2018, by and between Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-Body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, L.L.C., Innovita Specialty Distribution, LLC, Joie Essance, LLC and Golisano Holdings LLC, as successor by assignment to JL-Mezz Utah LLC (f/k/a JL-BBNC Mezz Utah, LLC).

67. Fourteenth Amendment to Note and Warrant Purchase Agreement, dated as of November 5, 2018, by and between Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-Body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, L.L.C., Innovita Specialty Distribution, LLC, Joie Essance, LLC and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

68. Fourteenth Amendment to Note and Warrant Purchase Agreement, dated as of November 5, 2018, by and between Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-Body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, L.L.C., Innovita Specialty Distribution, LLC, Joie Essance, LLC and Golisano Holdings LLC, as successor by assignment to JL-Mezz Utah LLC (f/k/a JL-BBNC Mezz Utah, LLC).

69. Fifteenth Amendment to Note and Warrant Purchase Agreement, dated as of December 4, 2018, by and between Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-Body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, L.L.C., Innovita Specialty Distribution, LLC, Joie Essance, LLC and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P. (incorporated by reference to Exhibit 10.189 from the Company's Annual Report on Form 10-K filed on April 16, 2019). Amendment No. 1 to Amended and Restated Unsecured Delayed Draw Promissory Note, dated January 28, 2019, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LLC ($4.7MM).

70. Amendment No. 1 to Amended and Restated Unsecured Promissory Note, dated January 28, 2019, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LLC. ($2.5MM).

71. Amendment No. 1 to Amended and Restated Unsecured Promissory Note, dated January 28, 2019, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LLC ($7MM).

72. Amendment No. 2 to Amended and Restated Unsecured Delayed Draw Promissory Note, dated July 8, 2019, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LLC to amend that certain Amended and Restated Unsecured Delayed Draw Promissory Note, dated August 30, 2017 ($4.8MM).

73. Amendment No. 2 to Amended and Restated Unsecured Promissory Note, dated July 8, 2019, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LLC to amend that certain Amended and Restated Unsecured Promissory Note, dated August 30, 2017 [Unsecured Note #1] ($2.5MM).

74. Amendment No. 2 to Amended and Restated Unsecured Promissory Note, dated July 8, 2019, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LLC to amend that certain Amended and Restated Unsecured Promissory Note, dated August 30, 2017 [Unsecured Note #2] ($7MM).

75. Amendment No. 1 to Amended and Restated Unsecured Promissory Note, dated July 8, 2019, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LLC to amend that certain Amended and Restated Unsecured Promissory Note, dated August 30, 2017 [Unsecured Note #3] ($2.5MM).

76. Amendment No. 1 to Amended and Restated Unsecured Promissory Note, dated July 8, 2019, by and between Twinlab Consolidated Holdings, Inc. and Golisano Holdings LLC to amend that certain Amended and Restated Unsecured Promissory Note, dated August 30, 2017 [Unsecured Note #4] ($3.3MM).

77. First Amendment to Amended and Restated Note, dated July 8, 2019, by and among Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, Nutrascience Labs, Inc., Nutrascience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, LLC, Innovita Specialty Distribution LLC and Joie Essance, LLC, and Golisano Holdings LLC, as successor by assignment to JL-Mezz Utah, LLC f/k/a JL-BBNC Mezz Utah, LLC to amend that certain Amended and Restated Note, dated August 30, 2017 ($5MM). (incorporated by reference to Exhibit 10.218 from the Company's Quarterly Report on Form 10-Q filed on August 14, 2019).

78. First Amendment to Second Amended and Restated Note, dated July 8, 2019, by and among Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, Nutrascience Labs, Inc., Nutrascience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, LLC, Innovita Specialty

Distribution LLC and Joie Essance, LLC, and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P. to amend that certain Second Amended and Restated Note, dated August 30, 2017 ($8MM).

79. First Amendment to Amended and Restated Deferred Draw Note, dated July 8, 2019, by and among Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, Nutrascience Labs, Inc., Nutrascience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, LLC, Innovita Specialty Distribution LLC and Joie Essance, LLC, and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P. to amend that certain Amended and Restated Deferred Draw Note, dated August 30, 2017 ($2MM).

80. Fifteenth Amendment to the Note and Warrant Purchase Agreement, dated July 8, 2019, by and among Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, Nutrascience Labs, Inc., Nutrascience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, LLC, Innovita Specialty Distribution LLC and Joie Essance, LLC, and Golisano Holdings LLC, as successor by assignment to JL-Mezz Utah, LLC f/k/a JL-BBNC Mezz Utah, LLC.

81. Sixteenth Amendment to Note and Warrant Purchase Agreement, dated July 8, 2019, by and among Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, Nutrascience Labs, Inc., Nutrascience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, LLC, Innovita Specialty Distribution LLC and Joie Essance, LLC, and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

82. Registration Rights Agreement, dated as of October 5, 2015 between Twinlab Consolidated Holdings, Inc., a Nevada corporation and Golisano Holdings LLC.

EXHIBIT B

VAN ANDEL PARTIES AGREEMENTS

1. Subordination Agreement dated January 22, 2015, between Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P. and Little Harbor, LLC

2. Subordination Agreement dated as of September 30, 2015, among David L. Van Andel Trust, Under Trust Agreement dated November 30, 1993, Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

3. Subordination Agreement (Great Harbor), dated as of January 28, 2016, among Great Harbor Capital, LLC, Twinlab Consolidated Holdings, Inc., Twinlab Consolidation Corporation, Twinlab Holdings, Inc., ISI Brands Inc., Twinlab Corporation, NutraScience Labs, Inc., NutraScience Labs IP Corporation, Organic Holdings LLC, Reserve Life Organics, LLC, Resvitale, LLC, Re-Body, LLC, Innovitamin Organics, LLC, Organics Management LLC, Cocoawell, LLC, Fembody, LLC, Reserve Life Nutrition, L.L.C., Innovita Specialty Distribution, LLC, and Joie Essance, LLC and Golisano Holdings LLC, as successor by assignment to Penta Mezzanine SBIC Fund I, L.P.

4. Intercreditor Agreement dated as of February 6, 2018, between Great Holdings and Golisano Holdings LLC.

5. Voting Agreement, dated as of October 2, 2015, among Twinlab Consolidated Holding, Inc. Great Harbor, LLC, Little Harbor, LLC, the David L. Van Andel Trust U/A dated November 30, 1993, Thomas Tolworthy and Golisano Holdings LLC.

EXHIBIT C

ASSIGNMENT OF MEMBERSHIP INTEREST

<u>See attached.</u>

ASSIGNMENT OF
MEMBERSHIP INTEREST

This Assignment of Membership Interest (this "**Assignment**") is made as of this 22nd day of April, 2025 (the "**Effective Date**"), by and between BTG Holdings, LLC, a New York limited liability company ("**Assignor**") and Akretive, LLC, a Nevada limited liability company ("**Assignee**").

WHEREAS, Assignor is the sole member of Akretive Holdings, LLC (f/k/a Golisano Holdings, LLC), a New York limited liability company (the "**Company**"), pursuant to that certain Amended and Restated Operating Agreement dated as of April 21, 2025 (the "**Operating Agreement**");

WHEREAS, Assignor and Assignee are parties to that certain Membership Interest Purchase and Sale Agreement, dated April 22, 2025 (the "**Purchase Agreement**"), pursuant to which the Assignor has agreed to assign to Assignee all of the Membership Interests held by Assignor in the Company to Assignee;

WHEREAS, the parties wish to effect the transfer of Assignor's Membership Interest to Assignee as set forth below;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Assignor hereby assigns to Assignee, and Assignee hereby accepts from Assignor, all of the Membership Interest, together with all of Assignor's right, title and interest as the sole member of the Company under the Operating Agreement, under any other documents related to the Membership Interest or under applicable law.

2. On the Effective Date, for and in consideration of the assignment to Assignee pursuant to paragraph 1 above, Assignee shall pay to Assignor a purchase price in the amount of Ten dollars ($10.00) in cash or check.

3. Assignee hereby is admitted as the sole member of the Company and shall have all the rights, obligations and responsibilities of the sole member arising or accruing after the date hereof under the Operating Agreement granted to the sole member. Any references to the sole member or the "Member" in the Operating Agreement with respect to the period from and after the date hereof shall be deemed to mean Assignee as admitted to the Company hereunder.

4. Assignee hereby accepts the rights, responsibilities and obligations of the sole member arising or accruing after the date hereof under the Operating Agreement and agrees to assume and to be bound by the terms thereof.

5. This Assignment constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof.

6. This Assignment shall bind and inure to the benefit of Assignor and Assignee and their respective successors and assigns.

7. This Assignment shall be governed by the laws of the State of New York without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

8. This Assignment may be executed in as many counterparts as may be required; and it shall not be necessary that the signatures of, or on behalf of, each party, or that the signatures of all persons required to bind any party, appear on each counterpart; but it shall be sufficient that the signature of; or on behalf of, each party, appear on one or more of the counterparts. All counterparts shall collectively constitute a single agreement.

9. Except as modified herein, all terms, covenants and conditions of the Operating Agreement shall remain in full force and effect. In the event of any conflict between the terms and provisions of the Operating Agreement and this Assignment, this Assignment shall prevail.

[*Signature Page Follows*]

IN WITNESS WHEREOF, Assignor and Assignee have executed this Assignment on the date first written above.

ASSIGNOR:

BTG Holdings, LLC

_____
Name: Matthew Ray
Title: Authorized Person

ASSIGNEE:

Akretive LLC

_____
Name: Patrick E. Ogle
Title: Manager

[*Signature Page to Assignment of Membership Interest*]

EXHIBIT D

COMPANY CONSENT AND RELEASE

See attached.

EXHIBIT E

VAN ANDEL PARTIES CONSENT AND RELEASE

See attached.


CONSENT, RELEASE AND INDEMNIFICATON

AGREEMENT


This Consent, Release and Indemnification Agreement (this "**Agreement**"), dated April 22, 2025, is made by and among BTG Holdings, LLC, New York limited liability company ("**BTG**"), and Twinlab Consolidated Holdings, Inc., a Nevada corporation (the "**Company**"), and each of the Company's other Affiliates, including those who's signature is set forth below (collectively with the Company, the "**Borrowers**"). The Company, the other Borrowers and BTG may be referred to hereinafter as a "**Party**" or, collectively, as the "**Parties**". Capitalized terms used and not defined herein shall have the meaning set forth in the Purchase Agreement (as defined below).

WHEREAS, BTG is the holder of 100% of the membership interest (the "**Purchased Membership Interests**") of Akretive Holding, LLC, a New York limited liability company (the "**Investor**").

WHEREAS, the Investor is the holder 90,255,084 shares of Company common stock, par value $0.001 per share, (the "**Investor Shares**") and certain loan agreements, promissory notes, security agreements, and other related agreements and instruments to which Borrowers and the Investor are parties as more fully described in the Purchase Agreement referred to below (the "**Investor Loan Documents**"), which evidence the loans made pursuant thereto (the "**Investor Loans**") and grant of security and rights in and to collateral securing the same (the "**Investor Collateral**" and together with the Investor Loan Documents and the Investor Loans, the "**Investor Loan Interest**");

WHEREAS, BTG and Akretive LLC ("**Akretive**") are parties to a Membership Interest Purchase and Sale Agreement, dated April 22, 2025 (the "**Purchase Agreement**"), pursuant to which BTG has agreed to sell, and Akretive has agreed to purchase all of the Purchased Membership Interests on the terms and conditions set forth therein;

WHEREAS, it is a condition to the Closing, that, among other conditions, the Company and the other Borrowers execute this Agreement to provide their consent to the consummation of the transactions contemplated by the Purchase Agreement, the Twinlab Releasors (as defined below) release of the BTG Releasees (as defined below) from any and all Twinlab Claims (as defined below), and their undertaking to indemnify and hold harmless BTG and its Affiliates on the terms and conditions set forth therein and for the Company to agree with the Investor to the termination of the Registration Rights Agreement; and

WHEREAS, in order to induce BTG and Akretive to consummate the transaction contemplated by the Purchase Agreement, the Company and other Borrowers hereby execute and deliver, and BTG hereby accepts, this Agreement.

NOW, THEREFORE, in consideration of the premises set out above and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.   <u>Acknowledgement</u>. The Company and the other Borrowers hereby acknowledge and agree that they have received and reviewed a fully executed copy of the Purchase Agreement and all exhibits thereto.

2.   Consent. The Company and the other Borrowers hereby irrevocably consent to the consummation of the transactions contemplated by the Purchase Agreement, including without limitation the assignment, transfer and sale by BTG to Akretive of the Purchased Membership Interest and Akretive's assumption of the Assumed Liabilities (as defined in the Purchase Agreement) and waive any and all other rights to consent to, rights of first refusal, encumbrances, restrictions on transfer or similar rights granted to, or restrictions imposed by, the Company and the other Borrowers, and any and all related notice and other requirements, that may be applicable to, the assignment, transfer and sale of the Purchased Membership Interests or that relate to the Investor Shares and/or the Investor Loan Interest to Akretive and the assumption of the Assumed Liabilities by Akretive. This consent and waiver shall be effective both retroactively and prospectively and may be relied upon by BTG and Akretive from and after the date of this Agreement.

3.   Indemnification. On and after the Closing of the transactions contemplated by the Purchase Agreement, the Company and the other Borrowers shall defend, indemnify, and hold harmless BTG and its officers, directors, employees, agents, Affiliates, permitted successors and permitted assigns (collectively, "**Indemnified Party**"), against any and all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs, or expenses of whatever kind, including attorneys' fees, fees and the costs of enforcing any right to this Agreement and the cost of pursuing any insurance providers, incurred by an Indemnified Party (other than by Akretive), arising out of or resulting from any claim alleging any Twinlab Claim from against the Indemnified Party, including, but limited to as a result of, relating to, or involving BTG's sale and transfer of the Purchased Membership Interests or Akretive's assumption of the Assumed Liabilities or the Purchase Agreement or any subsequent transactions by Akretive or any of its Affiliates, including, but not limited to, involving the Investor Shares and/or the Investor Loan Interests or otherwise.

4.   Release.

        (a)   In consideration of the covenants, agreements, and undertakings of the Parties under this Agreement and for other good and valuable consideration, effective upon the Closing of the transactions contemplated by the Purchase Agreement, the Company and the other Borrowers, on behalf of themselves and their respective present and former parents, subsidiaries, affiliates, officers, directors, shareholders, managers, members, successors, and assigns (collectively, "**Twinlab Releasors**") hereby release, waive, and forever discharge BTG and all of its present and former, direct and indirect, parents, subsidiaries, affiliates, employees, officers, directors, shareholders, managers, members, agents, representatives, successors, and assigns (collectively, the "**BTG Releasees**") of and from any and all actions, causes of action, suits, claims, counterclaims, and demands, losses, liabilities, rights, debts, dues, sums of money, accounts, reckonings, obligations, costs, expenses, liens, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, and executions, of every kind and nature whatsoever, whether now known or unknown, foreseen or unforeseen, matured or unmatured, suspected or unsuspected, in law, admiralty, or equity (collectively, "**Twinlab Claims**" and each a "**Twinlab Claim**"), which any of the Twinlab Releasors ever had, now have, or hereafter can, shall, or may have against any of the BTG Releasees for, upon, or by reason of any circumstances, representations, promises, conduct, actions or inaction, matter, cause, or thing of any kind whatsoever from the beginning of time through the date of, and including, the Closing of the transactions contemplated by the Purchase Agreement.

(b)   The Twinlab Releasors understand that they may later discover Twinlab Claims or facts that may be different from, or in addition to, those that it or any other Twinlab Releasor now knows or believes to exist regarding the subject matter of the release contained in this Section 4, and which, if known at the time of signing this Agreement, may have materially affected this Agreement and the Twinlab Releasors' decision to enter into it and grant the release contained in this Section 4. Nevertheless, the Twinlab Releasors intend to fully, finally, and forever settle and release all Twinlab Claims that now exist, may exist, or previously existed, as set out in the release contained in this Section 4, whether known or unknown, foreseen or unforeseen, or suspected or unsuspected, and the release given herein is and will remain in effect as a complete release, notwithstanding the discovery or existence of such additional or different facts. The Twinlab Releasors hereby waive any right or Twinlab Claim that might arise as a result of such different or additional Twinlab Claims or facts.

5.   Representations and Warranties. The Company and each of the other Borrowers hereby represent and warrant to BTG that:

(a)   They have the full right, corporate power, and authority to enter into this Agreement and to perform its obligations hereunder, including granting the release contained herein.

(b)   The execution of this Agreement by the individual whose signature is set out at the end of this Agreement on behalf of the Company and each other Borrower, and the delivery of this Agreement by the Company and each other Borrower, has been duly authorized by all necessary action on the part of the Company and each other Borrower.

(c)   This Agreement has been executed and delivered by the Company and each other Borrower (assuming due authorization, execution, and delivery by BTG) constitutes the legal, valid, and binding obligation of the Company and each other Borrower, enforceable against the Company and each other Borrower in accordance with its terms.

(d)   It (i) knows of no Twinlab Claims against BTG or the other BTG Releasees that are not covered by the release contained in Section 4 and (ii) has neither assigned nor transferred any of the Twinlab Claims released herein to any person or entity and no person or entity has subrogated to or has any interest or rights in any Twinlab Claims.

(e)   The agreements, promissory notes, and other instruments listed on Exhibit A to the Purchase Agreement and constitute the only agreements, promissory notes and other instruments between the Investor or any of its Affiliates and the Company or any Borrower and all of the UCC-1 Financing Statements filed by the Investor against any of the Borrowers.

(f)   All of the indebtedness and obligations owed by the Borrowers to Macatawa Bank pursuant to a Term Loan Note and Agreement between them is 50% guaranteed by the Investor pursuant to a Limited Guaranty dated October 28, 2019 and all such indebtedness has been repaid in full.

6.   Termination. This Agreement will automatically terminate if, and only if, the transactions contemplated by the Purchase Agreement are not consummated and the Purchase Agreement is terminated in accordance with its terms. If the Closing occurs, this Agreement may not be terminated and shall remain in full force and effect at all times.

7. <u>Miscellaneous</u>.

(a) This Agreement and all related documents, and all matters arising out of or relating to the making or performance of this Agreement, whether sounding in contract, tort, or statute are governed by, and construed in accordance with the internal laws of the State of New York, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of New York. Any legal suit, action or proceeding arising out of or relating to this Agreement must be instituted in a court located in Monroe County, New York, and each Party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action, or proceeding.

(b) This Agreement, and each of the terms and provisions hereof, may be amended, modified, waived, or supplemented only by an agreement in writing signed by each Party.

(c) All of the terms and provisions of this Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors and assigns.

(d) This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signature to this Agreement executed and/or transmitted electronically (including pdf, facsimile or electronically imaged signatures provided by DocuSign or any other digital signature provider) shall have the same authority, effect, and enforceability as an original signature.

(e) The Parties drafted this Agreement without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted.

(f) The headings in this Agreement are for reference only and do not affect the interpretation of this Agreement.

(g) This Agreement constitutes the sole and entire agreement of the Parties regarding the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, regarding such subject matter.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first written above.

BTG HOLDINGS LLC

By: _____
    Matthew   **Ray,**
    Authorized Person

TWINLAB   **CONSOLIDATION CORPORATION**,
    a Delaware corporation,

    TWINLAB   **HOLDINGS,**   **INC.**,
    a Michigan corporation,

    TWINLAB   **CORPORATION**,
    a Delaware corporation,

    ISI   **BRANDS**   **INC.**,
    a Michigan corporation,

    NUTRASCIENCE   **LABS,**   **INC.**,
    a Delaware corporation (formerly known as TCC CM Subco I, Inc.),

    NUTRASCIENCE   **LABS**   **IP CORPORATION**,   and
    a Delaware corporation (formerly known as TCC CM Subco II, Inc.)

By:

_____
Kyle   **Casey,**
Chief Executive Officer

[*Additional Signature Page Follows*]

RESERVE LIFE ORGANICS, LLC,
a Delaware limited liability company,

RESVITALE, LLC,
a Delaware limited liability company

RE-BODY, LLC,
a Delaware limited liability company

INNOVITAMIN ORGANICS, LLC,
a Delaware limited liability company

ORGANICS MANAGEMENT LLC,
a Delaware limited liability company

COCOAWELL, LLC,
a Delaware limited liability company

FEMBODY, LLC,
a Delaware limited liability company

RESERVE LIFE NUTRITION, L.L.C.,
a Delaware limited liability company

INNOVITA SPECIALTY DISTRIBUTION LLC,
a Delaware limited liability company

JOIE ESSANCE, LLC,
a Delaware limited liability company

Each by ORGANIC HOLDINGS LLC, its sole Member

By:

_____
Kyle Casey,
Chief Executive Officer

ORGANIC HOLDINGS LLC,
a Delaware limited liability company

By:

_____
Kyle Casey,
Chief Executive Officer

[*Signature Page to Consent, Release, and Indemnification Agreement*]